Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 2 DATED JUNE 10, 2016

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated April 11, 2016 and Supplement No. 1 dated May 20, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update regarding the acquisition of 11 self storage facilities in Florida and Maryland and additional loans incurred in connection with such acquisition; and

•	an update to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of June 6, 2016, we have received gross offering proceeds of approximately $378.7 million from the sale of approximately 37.9 million Class A shares and approximately $29.5 million from the sale of approximately 3.1 million Class T shares in our offering. As of June 6, 2016, approximately $686.8 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Acquisition of First Phase of 27 Property Portfolio

On June 1, 2016, we purchased 11 self storage facilities in Florida and Maryland representing the first phase (the “First Phase”) of the acquisition of a portfolio of 22 self storage facilities (10 in Florida, 11 in North Carolina and one in Maryland), four parcels of land adjacent to facilities in North Carolina and one redevelopment property in North Carolina (the “27 Property Portfolio”). The purchase price for the First Phase of the 27 Property Portfolio was approximately $275 million, plus closing costs and acquisition fees, which was funded with a combination of proceeds from our public offering, a drawdown of approximately $100 million under our credit facility, the Property Loan as described further below, and the Subordinate Loan, as also described further below. Our advisor earned approximately $4.8 million in acquisition fees in connection with the First Phase of the acquisition of the 27 Property Portfolio. The 11 properties acquired in the First Phase consist of approximately 9,540 units and approximately 985,500 net rentable square feet of storage space.

A summary of the 11 properties acquired in the First Phase of the 27 Property Portfolio is as follows:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Pompano Beach – FL	2320 NE 5th Avenue, Pompano Beach, FL 33172	$18,576,855	114,500	870
Lake Worth – FL	8135 Lake Worth Road, Lake Worth, FL 33467	$23,064,525	78,100	830
Jupiter – FL	2581 Jupiter Park Drive, Jupiter, FL 33458	$26,925,993	87,400	820
Royal Palm Beach – FL	10719 Southern Boulevard, Royal Palm Beach, FL 33411	$24,003,787	92,700	850
Port St. Lucie – FL	501 NW Business Center Drive, Port St. Lucie, FL 34986	$14,506,635	71,800	720
Wellington – FL	1341 State Road 7, Wellington, FL 33414	$21,916,510	81,700	730
Doral – FL	10451 NW 33rd Street, Doral, FL 33172	$24,838,715	71,500	1,030
Plantation – FL	10325 W. Broward Boulevard, Plantation, FL 33324	$36,318,783	89,800	910
Naples – FL	7755 Preserve Lane, Naples, FL 34119	$25,673,615	75,900	800
Delray Beach – FL	189 W. Linton Boulevard, Delray Beach, FL 33444	$30,787,487	121,500	900
Baltimore - MD	7989 and 7979 Rossville Boulevard, Baltimore, MD 21236	$28,287,095	100,600	1,080

TOTAL		$274,900,000	985,500	9,540

We expect the acquisition of the remaining properties in the 27 Property Portfolio to close in the third quarter of 2016. We expect to fund the purchase of the additional properties in the 27 Property Portfolio with a combination of proceeds from our public offering and an assumption of existing debt on certain of the remaining properties.

Upon the completion of the acquisition of the First Phase of the 27 Property Portfolio, our portfolio now consists of 62 wholly-owned properties in 13 states and Toronto, Canada, consisting of approximately 39,630 units and approximately 4,273,200 net rentable square feet of storage space.

The weighted average capitalization rate for the 61 stabilized operating self storage facilities we owned as of June 1, 2016 was approximately 5.4%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

The Property Loan

On June 1, 2016, we, through certain affiliated entities (collectively, the “Borrower”) entered into a credit agreement (the “Property Loan Agreement”) for a secured loan in the amount of $105 million (the “Property Loan”) with KeyBank, National Association (“KeyBank”), as administrative agent, KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger, and the lenders party thereto. The Borrower borrowed $105 million in connection with the purchase of the properties in the First Phase of the 27 Property Portfolio. The Property Loan is a term loan facility that has a maturity date of December 31, 2016. Payments due under the Property Loan are interest-only due on the first day of each month. The Property Loan bears interest based on the type of borrowing elected by the Borrower. An ABR Borrowing bears interest at the lesser of (x) the Alternate Base Rate (as defined in the Property Loan Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Property Loan Agreement). A Eurodollar Borrowing bears interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Property Loan Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Property Loan Agreement). The Applicable Rate means 225 basis points for any Eurodollar Borrowing and 125 basis points for any ABR Borrowing. The Borrower elected a Eurodollar Borrowing. The Borrower paid certain fees to the lenders in connection with the Property Loan.

The Property Loan is fully recourse, jointly and severally, to us and the Borrower and is secured by cross-collateralized first mortgage liens on 11 Mortgaged Properties (as defined in the Property Loan Agreement), which are the same properties acquired in the First Phase of the 27 Property Portfolio. The Borrower may prepay the Property Loan at any time, without penalty, in whole or in part, with an exit fee payable under certain circumstances. Pursuant to that certain guaranty (the “Property Loan Guaranty”), dated June 1, 2016, in favor of the lenders, we serve as the guarantor of all obligations due under the Property Loan Agreement.

The Property Loan Agreement contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Property Loan Agreement) financial tests the Borrower must maintain, on a consolidated basis in accordance with GAAP, at all times: (i) a Loan to Value Ratio of not greater than fifty five percent (55%); (ii) a Pool Debt Yield of at least ten and one half percent (10.5%), tested as of September 30, 2016 and as of the close of each fiscal quarter thereafter. Throughout the terms of the Property Loan Agreement, we shall have and maintain, on a consolidated basis in accordance with GAAP, tested as of the close of each fiscal quarter: (i) a total Leverage Ratio no greater than sixty percent (60%); (ii) a Tangible Net worth not at any time to be less than approximately $260 million, plus eighty-five percent (85%) of the Net Equity Proceeds received after the Effective Date; (iii) an Interest Coverage Ratio of not less than 1.85:1.00; (iv) a Fixed Charge Ratio of not less than 1.60:1.00; and (v) a ratio of the Indebtedness that bears interest at a varying rate of interest or that does not have the interest rate fixed, capped or swapped pursuant to a Hedging Agreement to the sum of the Indebtedness, not in excess of thirty percent (30%).

The Subordinate Loan

On June 1, 2016, we entered into a credit agreement (the “Subordinate Loan Agreement”) in which we borrowed $30 million (the “Subordinate Loan”) with KeyBank, as administrative agent, KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger, and the lenders party thereto. The Subordinate Loan is a term loan facility that has a maturity date of December 31, 2016. Payments due pursuant to the Subordinate Loan are interest-only due on the first day of each month. The Subordinate Loan bears interest based on the type of borrowing elected by us. An ABR Borrowing bears interest at the lesser of (x) the Alternate Base Rate (as defined in the Subordinate Loan Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Subordinate Loan Agreement). A Eurodollar Borrowing bears interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Subordinate Loan Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Subordinate Loan Agreement). The Applicable Rate means 563 basis points for any Eurodollar Borrowing and 463 basis points for any ABR Borrowing. We elected a Eurodollar Borrowing. We paid certain fees to the lenders in connection with the Subordinate Loan.

The Subordinate Loan is non-recourse and unsecured. We may prepay the Subordinate Loan at any time, without penalty, in whole or in part, with an exit fee payable under certain circumstances. The Subordinate Loan contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Subordinate Loan Agreement) financial tests we must maintain, on a consolidated basis in accordance with GAAP, tested as of the close of each fiscal quarter: (i) a Total Leverage Ratio no greater than sixty percent (60%); (ii) a Tangible Net Worth not at any time to be less than approximately $260 million, plus eighty-five percent (85%) of the Net Equity Proceeds received after the Effective Date; (iii) an Interest Coverage Ratio of not less than 1.85:1.00; (iv) a Fixed Charge Ratio of not less than 1.60:1.00; and (v) a ratio of the Indebtedness that bears interest at a varying rate of interest or that does not have the interest rate fixed, capped or swapped pursuant to a Hedging Agreement to the sum of the Indebtedness, not in excess of thirty percent (30%). It will be an event of default under the Subordinate Loan Agreement if an event of default is in existence under our credit facility or under the Property Loan Agreement.

Compensation of Dealer Manager and Participating Broker-Dealers

The following paragraph is hereby added to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus:

If an investor purchases Class A shares in our primary offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor’s account, we will reduce the aggregate purchase price of the investor’s Class A shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our Class A shares is only available for the investor’s initial investment in our Class A common stock. The investor must include the “Request for Broker-Dealer Custodial Fee Reimbursement Form” with his or her subscription agreement to have the purchase price of the investor’s initial investment in Class A shares reduced by the amount of his or her annual custodial fee.

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